UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Qunar Cayman Islands Limited

(Name of Issuer)

American depositary shares (each representing three Class B ordinary shares, par value US$0.001 per share)

(Title of Class of Securities)

74906P 10 4

(CUSIP Number)

December 1, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74906P 10 4

1	NAMES OF REPORTING PERSONS PAR Investment Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74906P 10 4

1	NAMES OF REPORTING PERSONS PAR Group, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 74906P 10 4

1	NAMES OF REPORTING PERSONS PAR Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
	6	SHARED VOTING POWER None
	7	SOLE DISPOSITIVE POWER 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
	8	SHARED DISPOSITIVE POWER None
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a) Name of issuer.

Qunar Cayman Islands Ltd.

Item 1(b) Address of issuer’s principal executive offices.

17th Fl, Viva Plaza, Bldg 18

Yard 29, Suzhou St Haidian District

Beijing 100080

China

Item 2(a) Name of person filing.

PAR Investment Partners, L.P.

PAR Group, L.P.

PAR Capital Management, Inc.

Item 2(b) Address or principal business office or, if none, residence.

PAR Capital Management, Inc.

One International Place, Suite 2041

Boston, MA 02110

Item 2(c) Citizenship.

State of Delaware

Item 2(d) Title of class of securities.

American depositary shares (each representing three Class B ordinary shares, par value US$0.001 per share)

Item 2(e) CUSIP No.

74906P 10 4

Item 3. If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not applicable

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

PAR Investment Partners, L.P. – 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

PAR Group, L.P. – 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

PAR Capital Management, Inc. – 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

(b)	Percent of Class:

PAR Investment Partners, L.P. – 6.9%

PAR Group, L.P. – 6.9%

PAR Capital Management, Inc. – 6.9%

(c) (1) Number of shares as to which PAR Investment Partners, L.P. has:

(i) sole power to vote or to direct the vote 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

(ii) shared power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the disposition of 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

(iv) shared power to dispose or to direct the disposition of 0

(2) Number of shares as to which PAR Group, L.P. has:

(i) sole power to vote or to direct the vote 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

(ii) shared power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the disposition of 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

(iv) shared power to dispose or to direct the disposition of 0

(3) Number of shares as to which PAR Capital Management, Inc. has:

(i) sole power to vote or to direct the vote 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

(ii) shared power to vote or to direct the vote 0

(iii) sole power to dispose or to direct the disposition of 2,561,416 ADSs representing 7,684,249 Class B Ordinary Shares

(iv) shared power to dispose or to direct the disposition of 0

Item 5. Ownership of 5 Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

The sole general partner of PAR Investment Partners, L.P. is PAR Group, L.P. The sole general partner of PAR Group L.P., is PAR Capital Management, Inc. Each of PAR Group, L.P. and PAR Capital Management, Inc. may be deemed to be the beneficial owner of all shares held directly by PAR Investment Partners, L.P.

Item 8. Identification and Classification of Members of the Group.

Not applicable

Item 9. Notice of Dissolution of Group.

Not applicable

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit 99.1

Joint Filing Agreement by and among the Reporting Persons dated as of December 11, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2014

PAR INVESTMENT PARTNERS, L.P.
By:	PAR Group, L.P.
its general partner
By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR GROUP, L.P.
By:	PAR Capital Management, Inc.
its general partner

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer

PAR CAPITAL MANAGEMENT, L.P.

By:	/s/ Steven M. Smith
Steven M. Smith, Chief Operating Officer